

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2015

<u>Via Facsimile</u>
Dennis R. Alexander
Chief Executive Officer
Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

> **Re: Mondial Ventures, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed April 15, 2014**
> **Response dated March 30, 2015**
> **File No. 000-51033**

Dear Mr. Alexander:

We have reviewed your March 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2014 letter.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>General</u>

1.   We note that you submitted a draft amendment to your Form 10-K for the fiscal year ended December 31, 2013, including revisions to address some of the concerns outlined in our prior comments. However, there are several matters that you did not adequately address or resolve, that will require further revisions to the amendment and conforming disclosure in subsequent reports. Please revise your filing as necessary to address the other comments in this letter, and the following additional points.

• There are several instances where you have tabulations marked for the 2014 fiscal year, rather than 2013 (e.g. disclosure on page 20 indicates a reconciliation of change in reserves and drilling activity pertain to 2014); these should be revised as appropriate to correlate with the period to which the report pertains.

- The explanatory note indicating you are filing the amendment to comply with SEC comments should be replaced with a brief description of the revisions that you have made to the filing.

- The pages should be numbered sequentially.

2. We note that you have not complied with prior comment two, regarding your delinquent interim report, and that you have since also become delinquent in filing your annual report. You should file without further delay your periodic reports for the quarter ended September 30, 2014, and the year ended December 31, 2014, to comply with Rules 13a-1 and 13a-13 of Regulation 13A.

Financial Statements

Oil and Natural Gas Reserves and Related Financial Data, page F-21

3. We note that you have not complied with prior comment three, pertaining to the revisions necessary to conform with the proved reserve definitions in Rule 4-10(a) of Regulation S-X. We understand that you are unable to convert the oil and gas quantities disclosed as proved undeveloped reserves within five years of the original reserve declaration date, and that you have relied upon a ten-year time frame for development instead. You indicate a longer period is necessary due to your lack of experience in the industry, also liquidity issues and volatility in the oil and gas markets. However, the circumstances you describe do not offer adequate support for reserves pertaining to the extended period.

Given the concerns outlined above, also considering that you have not reported any conversions since claiming the proved reserves in 2012, we expect you will need to restate your proved undeveloped reserves. If you believe you are able to establish compliance for a portion of these reserves, you should submit the underlying support for review. For example, you should provide the development schedules underlying your reserve declarations as of December 31, 2012 and 2013, identifying the locations, associated reserves and timing; and for any reserves scheduled for development within five years of these dates, you should also explain how you established compliance with all of the definitional criteria in Rule 4-10(a)(22), (26) and (31) of Regulation S-X.

You will need to revise your filing to reflect only those reserves for which you have established compliance. If you believe that any such quantities could be claimed as possible or probable rather than proved reserves based on the criteria in Rule 4-10(a)(17) and (18) of Regulation S-X, please explain your view.

Please contact us by telephone if you require further clarification or guidance.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief